Exhibit 1

May 16, 2016

To All Persons Concerned,

Name of Company	Kyocera Corporation
Name of Representative	President and Representative Director	Goro Yamaguchi
(Code 6971	Tokyo Stock Exchange First Division)
Person of Inquiry	Director, Managing Executive Officer	Shoichi Aoki
(General Manager of Corporate Financial and Accounting Group)
TEL. +81-75-604-3500 (Main Number)

Name of Company	Nihon Inter Electronics Corporation
Name of Representative	CEO	Tae Ho Kim
(Code 6974	Tokyo Stock Exchange Second Division)
Person of Inquiry	Director and Executive and General Manager of the Administrative Division	Hiroaki Chida
TEL. +81-45-470-6071 (Main Number)

Notice Regarding the Execution of a Merger Agreement between

Kyocera Corporation and Nihon Inter Electronics Corporation

KYOCERA Corporation (“KYOCERA”) and Nihon Inter Electronics Corporation (“NIEC”; collectively, together with KYOCERA, the “Companies”) hereby give the following notice as they have passed a resolution at each of their respective board of directors’ meetings held today (on May 16, 2016) to merge under the following terms and conditions (the “Merger”) and entered into a Merger Agreement (the “Merger Agreement”) by and between the Companies.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The Companies plan to conduct the Merger with August 1, 2016 being the effective date. KYOCERA will not obtain an approval from its shareholders meeting due to reliance on the procedures for a short form merger pursuant to Article 796, Paragraph 2 of the Companies Act (Act No.86 of 2005, including any amendments thereafter; the same shall apply hereinafter). NIEC will obtain an approval for the execution of the Merger Agreement at its ordinary shareholders meeting scheduled to be held on June 16, 2016.

Before the effective date of the Merger (scheduled to be August 1, 2016), NIEC’s ordinary shares will be delisted from the second division of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) as of July 27, 2016, with July 26, 2016 being the final transaction date.

Note

1. Purpose of the Merger

NIEC engages in the manufacturing and distribution of power semiconductors with the discrete business, module business and product business being the three major businesses. Meanwhile, KYOCERA determined that sharing its knowledge regarding various business domains from the components business to the finished product business operated by KYOCERA and NIEC’s knowledge regarding power semiconductors will enhance the company value of the Companies, and in September 2015, made NIEC its consolidated subsidiary. Since then, the Companies have been working on expanding their profits, such as by pursuing synergy effects. However, NIEC has been significantly affected by the deterioration of its business environment, such as the slowdown of the growth of the Chinese economy, which is an important market, tightening of regulations in the domestic amusement industry, and slowdown of the domestic automobile market, and on November 6, 2015, NIEC made a downward adjustment to its forecast for the consolidated performance of the full fiscal year ending March 31, 2016, and announced that there will be a deficit for such term.

In response to the sharp deterioration of the business environment surrounding NIEC after it became a consolidated subsidiary of KYOCERA, KYOCERA determined that it is necessary to strengthen the management platform of NIEC for NIEC’s future business expansion and that radical measures such as utilizing KYOCERA’s overall management resources, such as KYOCERA’s personnel, technology and funds, are necessary in order to execute such plans. Thus, although at the time of making NIEC a consolidated subsidiary, KYOCERA intended to keep NIEC listed for the time being, KYOCERA concluded that the best solution for deploying KYOCERA’s personnel, technology and funds flexibly and swiftly will be a consolidation by a Merger, rather than operating NIEC as a consolidated subsidiary, and in December 2015, KYOCERA requested NIEC to conduct the Merger.

NIEC has been going through a management reconstruction since 2010 and has prioritized the supply of products and the survival of the company. In March 2014, NIEC completed repayments to financial institutions that had been supporting its reconstruction, and NIEC had been making efforts to expand its business by focusing on a growing market. However, the management platform of NIEC, such as its personnel, technology and funds for its future business expansion, such as facility investment for cost reduction, research and development for creating new products and creating locations for enhancing its sales capacities overseas, is still insufficient. Furthermore, significant amount of investment will be necessary to bring back NIEC’s competitive power and growing independently will require a significant amount of time. Since NIEC became KYOCERA’s consolidated subsidiary in September 2015, the Companies have been making considerations to pursue a synergy effect, but in that process, it has become clear that by fully utilizing KYOCERA’s rich management resources, NIEC’s management platform can be enhanced and its business can be expanded. Now that NIEC has accepted KYOCERA’s request, NIEC is certain that, by transcending the boundaries of the companies and changing its position from a consolidated subsidiary to be literally one part of KYOCERA, NIEC can utilize KYOCERA’s rich management resources more quickly and effectively, further improving its business value, and therefore today, the Companies decided to enter into the Merger Agreement. We ask the shareholders of NIEC to continue supporting us, now as shareholders of KYOCERA.

2. Summary of the Merger

(1) Schedule of the Merger

Date of resolutions of the board of directors for the Merger Agreement (Both Companies)	May 16, 2016
Execution date of the Merger Agreement (Both Companies)	May 16, 2016
Record date for the ordinary shareholders meeting (NIEC)	March 31, 2016
Date of resolution of the ordinary shareholders meeting (NIEC)	(scheduled on) June 16, 2016
Last transaction date (NIEC)	(scheduled on) July 26, 2016
Delisting date (NIEC)	(scheduled on) July 27, 2016
Scheduled date of the Merger (Effective Date)	(scheduled on) August 1, 2016

Note 1:	Pursuant to Article 796, Paragraph 2 of the Companies Act, the Merger does not require approval from the General Shareholders Meeting of KYOCERA (short form merger).
Note 2:	The above schedule may be changed upon the consultation and agreement between the Companies when necessary to proceed with the Merger related procedures.

(2) Method of the Merger

This is an absorption-type merger in which KYOCERA is the surviving company and NIEC is the merged company. The Companies plan to conduct the Merger with August 1, 2016 being the effective date. KYOCERA will not obtain an approval from its shareholders meeting due to reliance on the procedures for a short form merger pursuant to Article 796, Paragraph 2 of the Companies Act. NIEC will obtain an approval for the execution of the Merger Agreement at its ordinary shareholders meeting scheduled to be held on June 16, 2016.

(3) Details of allocation regarding the Merger

	KYOCERA (surviving company)	NIEC (merged company)
Details of allocation regarding the Merger	1 ordinary share	0.032 ordinary shares

(Note 1)	For every 1 ordinary share of NIEC, 0.032 ordinary shares of KYOCERA shall be allocated and delivered. However, no allocation of shares will be conducted for NIEC’s ordinary shares held by KYOCERA (61,574,224 shares as of May 16, 2016) and treasury shares of NIEC (1,147 shares as of March 31, 2016). Therefore, the number of KYOCERA’s ordinary shares to be delivered under the Merger is scheduled to be 851,487 ordinary shares (this may change due to the exercise status of NIEC’s share acquisition rights and changes in the number of NIEC’s treasury shares (including treasury shares obtained through a share repurchase in relation to the appraisal rights of an opposing shareholder as set forth under Paragraph 1, Article 785 of the Companies Act, to be exercised in respect to the Merger)).
(Note 2)	KYOCERA shall allocate and deliver the number of KYOCERA’s ordinary shares calculated by multiplying the total amount of NIEC’s ordinary shares held by shareholders written or recorded on the final list of shareholders of NIEC’s ordinary shares (excluding KYOCERA, NIEC and shareholders of NIEC who exercised the appraisal rights of opposing shareholders as set forth under Article 785, Paragraph 1 of the Companies Act, in respect to the Merger) for the day before the scheduled date of the Merger (the effective date) with the above merger ratio in relation to the ordinary shares. For the delivery of shares under the Merger, KYOCERA plans to appropriate KYOCERA’s ordinary shares (851,487 shares) owned by KYOCERA.

(Note 3)	Handling of Shares of Less than One Unit
Upon the Merger, NIEC’s shareholders who hold less than one unit of KYOCERA’s shares (less than 100 shares) may use the following systems relating to KYOCERA’s ordinary shares. Shares comprising less than one unit may not be sold on financial instruments exchange markets.
(1) System of purchasing shares of less than one unit (sale of less than 100 shares)
Under this system, pursuant to Paragraph 1, Article 192 of the Companies Act, shareholders who hold shares comprising less than one unit may request KYOCERA to purchase their shares comprising less than one unit.
(2) System of buying up shares of less than one unit (buy up to 100 shares)
Under this system, pursuant to Paragraph 1, Article 194 of the Companies Act and KYOCERA’s articles of incorporation, shareholders who hold shares of less than one unit of KYOCERA’s shares may request KYOCERA to buy such number of KYOCERA’s ordinary shares which, together with the number of shares it holds, will constitute one share unit (100 shares).
(Note 4)	Treatment of Fractional Shares
Upon the Merger, when NIEC’s shareholders are allotted fractional shares of less than 1 of KYOCERA’s ordinary share, KYOCERA may, pursuant to Article 234 of the Companies Act and the provisions in other related laws, sell the number of KYOCERA’s ordinary shares equal to the total of such fractional shares (fractions less than one shall be rounded down) and the sales proceeds shall be paid to NIEC’s shareholders who are allotted fractional shares of less than 1 of KYOCERA’s ordinary share according to such fractional shares.

(4) Handling of share acquisition rights and bonds with share acquisition rights upon the Merger

Upon the Merger, KYOCERA will not issue any share acquisition rights or pay money in exchange for any of the share acquisition rights issued by NIEC. As announced in NIEC’s “Notice Regarding Acquisition Without Consideration and Cancellation of Stock Options (Share Acquisition Rights)” today, since some of the share acquisition rights issued by NIEC as stock options become available for acquisition without consideration by NIEC as a result of the resignation, etc. of the share acquisition right holders of such share acquisition rights, the board of directors of NIEC resolved that such share acquisition rights will be acquired without consideration on May 31, 2016 and will be cancelled as of the same day. In addition, NIEC is informed by all the share acquisition right holders who are still to hold the share acquisition rights issued by NIEC after the acquisition and cancellation of such share acquisition rights that they are going to exercise all of their share acquisition rights before the scheduled date of the Merger (i.e., the effective date).

NIEC does not issue any bonds with share acquisition rights.

3. Grounds of details of allocation in relation to the Merger

(1) Grounds and reasons of details of allocation

In order to ensure fairness and reasonableness in deciding the merger ratio of the ordinary shares stated above under 2. (3) “Details of allocation regarding the Merger”, KYOCERA appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) and NIEC appointed KPMG FAS Co., Ltd. (“KPMG FAS”) respectively, as independent third party valuation agents in respect of the calculation of the merger ratio, and the Companies requested each of them to calculate the merger ratio of the ordinary shares in the Merger.

KYOCERA and NIEC each carefully considered the analysis result and advice of the merger ratio regarding the ordinary shares submitted by the above independent valuation agents and took into view the Companies’ financial condition, performance trends, and share price trends, and in light of these, the Companies negotiated and consulted in good faith. As a result, the Companies decided that the merger ratio regarding the ordinary shares stated above under 2. (3) “Details of allocation regarding the Merger” is adequate, and that it is in the interests of the shareholders of each of the Companies. In light of the above, the consideration for the Merger was decided at the meetings of the board of directors of each of the Companies held on May 16, 2016, and on the same day, the Merger Agreement was entered into by and between the Companies.

If the conditions which serve as the basis for this calculation were to change significantly, the consideration of the Merger may be changed upon discussion between the Companies pursuant to the Merger Agreement.

(2) Matters regarding calculation

For KYOCERA, since KYOCERA’s ordinary shares are listed on a financial instruments exchange and have a market share price, Daiwa Securities conducted the calculation by adopting the market share price analysis and conducted the calculation. For NIEC, since NIEC’s ordinary shares are listed on a financial instruments exchange and have a market share price, the market share price analysis was adopted, and also, in order to reflect the condition of the future business activities in the evaluation, the discounted cash flow analysis (the “DCF Analysis”) was adopted and the calculation was conducted.

The result for the calculation of the merger ratio when the shareholder value for 1 ordinary share of KYOCERA is 1 is as follows:

Adopted Method	Result of Calculation of the Merger Ratio
Market Share Price Analysis	0.029-0.030
DCF Analysis	0.022-0.037

In the market share price analysis, the calculation was conducted with May 13, 2016 being the calculation record date, and by using the simple average of the closing share price of the calculation record date, and the closing share price for the latest one-month period, three-month period, and six-month period on the Tokyo Stock Exchange.

In the DCF Analysis, based on the expected revenue calculated by KYOCERA pursuant to the business plan for the period ended March 2017 to the period ended March 2022 furnished by NIEC to which certain amendments were made after taking the latest performance trends, interviews with NIEC, information available to the public and other various factors into consideration, NIEC’s current enterprise value and shareholders value are analyzed by discounting the free cash flow which is expected to be generated by NIEC in the future at a certain discount rate. Significant increase and loss of profit is expected in some of the fiscal years contained in the business plan which serves as the basis for the calculation of the DCF Analysis. Specifically, while the operating income for the period ended March 2018 is expected to increase by JPY 743 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales by enhancing the FRD product range in the discrete business and reduction of manufacturing cost. In addition, while the operating income for the period ended March 2019 is expected to increase by JPY 342 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales of diode modules in connection with the Asia expansion model in the module business. The Merger is not taken into consideration in these business plans.

KYOCERA has not obtained a fairness opinion of the merger ratio of the ordinary shares from Daiwa Securities.

On the other hand, with respect to KYOCERA, since KYOCERA’s ordinary shares are listed on the financial instruments exchange and its market capitalization is significantly higher than that of NIEC, with higher liquidity in the market, KPMG FAS determined that the market share price analysis can provide a fully appropriate result in order to evaluate NIEC’s shareholder value for the purpose of determining the consideration of the Merger and thus it conducted the calculation by mainly adopting the market share price analysis. In respect to NIEC, in order to conduct the calculation, since NIEC’s ordinary shares are listed in the financial instruments exchange and have market share price, the market share price analysis was adopted, and in order to reflect the condition of the business activities of the future in the evaluation, the DCF Analysis was adopted and the calculation was conducted.

The result for the calculation of the merger ratio when the shareholder value for 1 ordinary share of KYOCERA is 1, is as follows:

Adopted Method	Result of Calculation of the Merger Ratio
Market Share Price Analysis	0.029-0.030
DCF Analysis	0.028-0.042

In the market share price analysis, evaluation was conducted with May 13, 2016 being the calculation record date, and by using the simple average of the closing share price of ordinary shares of KYOCERA and NIEC as of the calculation record date, and the closing share price for the latest one-week period, one-month period, three-month period, and six-month period on the Tokyo Stock Exchange. Based on these results, the range of the merger ratio is calculated to be between 0.029 - 0.030.

In the DCF Analysis, pursuant to the business plan for the period ended March 2017 to the period ended March 2022 furnished by NIEC, NIEC’s shareholder value is analyzed by discounting the free cash flow which is expected to be generated by NIEC in the future at a certain discount rate. The adopted discount rate is between 7.5% - 8.5% and the perpetuity growth method is used for the calculation of the contentious value, in which the perpetuity growth rate is between -0.5% - 0.5%. Based on these results, the range of the merger ratio on the basis of the comparison with calculation results of KYOCERA using the market share price analysis is between 0.028 - 0.042

In calculating the merger ratio, KPMG FAS, in principle, relied upon the information provided by the Companies and the information available to the public as they were, on the assumption that all of these materials and information are accurate and complete and that there are no facts undisclosed to KPMG FAS that could have a material impact on the calculation of the merger ratio, and KPMG FAS has not independently verified the accuracy and completeness of such information. KPMG FAS has not conducted any independent valuation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of the Companies and their subsidiaries and affiliates, including analysis or appraisal of individual asset and liability, nor has it requested any third party to conduct such appraisal or assessment. In addition, KPMG FAS assumed that the information relating to the business plan of NIEC referred to in the calculation was prepared reasonably by NIEC’s management based on the best possible estimates and judgment currently available. KPMG FAS’s calculation of the merger ratio reflects the information and the economic situation up to May 13, 2016.

Significant increase and loss of profit is expected in some of the fiscal years contained in the business plan which serves as the basis for the calculation of the DCF Analysis. Specifically, while the operating income for the period ended March 2018 is expected to increase by JPY 809 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales by enhancing the FRD product range in the discrete business and the reduction of manufacturing cost. In addition, while the operating income for the period ended March 2019 is expected to increase by JPY 488 million from the previous fiscal year, this increase is expected mainly due to the expansion of sales of diode modules in connection with the Asia expansion model in the module business. The Merger is not taken into consideration in this business plan.

NIEC has not obtained a fairness opinion of the merger ratio of the ordinary shares from KPMG FAS.

(3) Relationship with the valuation agent

Both Daiwa Securities and KPMG FAS are valuation agents which are independent from KYOCERA and NIEC, and do not apply as relevant parties of KYOCERA and NIEC, nor do they have any major relations of interest which should be noted in connection with the Merger.

(4) Prospect of being delisted and the reasons thereof

Due to the Merger, NIEC’s ordinary shares are scheduled to be delisted as of July 27, 2016 (with the last transaction date being July 26, 2016) in accordance with the delisting standards of the Tokyo Stock Exchange. After delisting, transactions of NIEC’s ordinary shares will not be able to be conducted on the Tokyo Stock Exchange, but KYOCERA’s ordinary shares will be allocated to shareholders of NIEC excluding KYOCERA and NIEC as stated above under 2. (3) “Details of allocation regarding the Merger”.

The purpose of the Merger is as stated above under 1. “Purpose of the Merger”, and NIEC’s ordinary shares is scheduled to be delisted as the result of such Merger. Even after NIEC’s ordinary shares are delisted, since KYOCERA’s ordinary shares to be delivered to the shareholders of NIEC’s ordinary shares are listed on the Tokyo Stock Exchange, shares in one unit or more will continue to be tradable at the exchange market, and liquidity of the shares will be secured, even though shareholders who will be allotted more than 100 shares of KYOCERA’s ordinary shares (one unit) may partially be allotted shares less than one unit according to the number of shares held.

Shareholders who will not be allotted more than 100 shares of KYOCERA’s ordinary shares and who will become holders of shares of less than one unit, will not be able to immediately sell on the exchange market, but upon the request of the shareholders, the system of purchase or the system of buy-up can be used. For details of these systems, please refer to “(Note 3) Handling of Shares Less than One Unit” under 2. (3) “Details of allocation regarding the Merger”. For treatment of fractional shares for fractions less than 1 share, see “(Note 4) Treatment of Fractional Shares” under 2. (3) “Details of allocation regarding the Merger.”

Until the last day of transaction, July 26, 2016 (as scheduled), shareholders of NIEC may trade NIEC’s ordinary shares as per usual on the Tokyo Stock Exchange and can also exercise appropriate rights as set forth under the Companies Act and other relevant laws and regulations.

(5) Measures to secure fairness

KYOCERA and NIEC determined it is necessary to secure fairness as KYOCERA already holds 69.82% of the total issued shares of NIEC and NIEC is a consolidated subsidiary of KYOCERA, and thus the Merger is a transaction with a controlling shareholder for NIEC, and therefore the Companies have taken the following measures to secure fairness:

(i) Obtaining valuation report

KYOCERA and NIEC appointed Daiwa Securities and KPMG FAS, each an independent third party valuation agent, for valuation of the merger ratio of the ordinary shares and had negotiations and discussions sincerely in light of and on the basis of financial conditions, performance trends and share price trends, among other things, of the Companies. As a result, the Companies consider that the merger ratio of the ordinary shares as described in 2. (3) “Details of allocation regarding the Merger” above is appropriate and will contribute to the interests of their respective shareholders. Please see (2) “Matters regarding calculation” above for the overview of the valuation reports provided by Daiwa Securities and KPMG FAS.

Neither KYOCERA nor NIEC has obtained a fairness opinion for the merger ratio of the ordinary shares from the third party valuation agents.

(ii) Advice from independent law firms

KYOCERA appointed Anderson Mori & Tomotsune and NIEC appointed Mori Hamada & Matsumoto, respectively, as their legal advisors for the Merger, and obtained advice on various procedures relating to the Merger, as well as the method and process of decision-making of the board of directors, from a legal perspective. Neither Anderson Mori & Tomotsune nor Mori Hamada & Matsumoto has any material interest in KYOCERA or NIEC.

(6) Measures to avoid conflicts of interest

Since the Merger is a merger of KYOCERA, a parent company of NIEC, and NIEC, a subsidiary of KYOCERA, there is a conflict of interest structure. Therefore, NIEC has taken the following measures in order to avoid conflicts of interest.

(i) Obtaining a written report from the Third-party Committee

In order to avoid a situation where the Merger is conducted under unfavorable conditions for NIEC’s minority shareholders, NIEC established a third-party committee consisting of three (3) members including Ms. Hisayo Sawada (attorney-at-law of Yokohama Sogo Law Office), Masaki Nishimura (attorney-at-law of R&G Yokohama Law Office) and Takashi Yamaguchi (certified public accountant of FISCO, CPA Yamaguchi Office), each an external expert having no interests in KYOCERA, which is the controlling shareholder of NIEC (the “Third-party Committee”) on February 8, 2016. In giving consideration of the Merger, NIEC asked for the opinions of the Third-party Committee as to (i) whether the purpose of the Merger is reasonable (including whether the Merger would contribute to the improvement of NIEC’s enterprise (business) value), (ii) whether the fairness of the terms and conditions of the Merger (including the merger ratio) has been secured, (iii) whether attention has been paid to the interests of NIEC’s shareholders in the Merger through fair procedures, and (iv) whether the resolution of the NIEC’s board of directors for the Merger is disadvantageous to NIEC’s minority shareholders in light of (i) through (iii).

The Third-party Committee held meetings six times in total between the period of March 1, 2016 and May 13, 2016 and gave consideration carefully on the above matters by collecting information and having discussions whenever necessary. For the purpose of the consideration, the Third-party Committee received explanations in the interviews with officers, etc. of NIEC concerning the background that led to the Merger, meaning and purpose of the Merger, status of NIEC, synergies as a result of the Merger and progress of negotiation for the Merger, as well as other matters that relate to the Merger, had question-and-answer sessions relating to these points and it also reviewed the relevant documents, etc. provided by KYOCERA and NIEC.

In addition, the Third-party Committee also received explanations from KPMG FAS, which acts as a third-party valuation agent for NIEC, concerning the valuation of the merger ratio of the Merger and from Mori Hamada Matsumoto, which acts as NIEC’s legal advisor, concerning the measures taken to secure the fairness of the Merger in the aspect of procedures, method and process of decision-making of NIEC’s board of directors and other measures taken to avoid conflicts of interest. As a result of careful discussion and consideration of the above matters conducted in aforementioned manner, the Third-party Committee submitted a written report to NIEC’s board of directors on May 16, 2016 stating that the resolution of NIEC’s board of directors to approve the Merger is not considered disadvantageous to the minority shareholders of NIEC.

(ii) Approval from all directors and opinion of no objection from all auditors who do not have an interest

At the NIEC’s board meeting (the “Board Meeting”) held today, the board of directors decided to make two-step resolutions on the Merger from the viewpoint of avoiding any possibility of doubt concerning conflicts of interest in light of the fact that, among the directors of NIEC, Mr. Tetsuo Kuba and Mr. Koichi Kano serve concurrently as Chairman and Representative Director and Managing Executive Officer of KYOCERA, respectively, Mr. Hiroaki Chida and Mr. Kazuo Takenaka resigned as an officer of KYOCERA’s subsidiary in October and November, 2015, respectively, and have just assumed positions as NIEC’s directors, and Mr. Tsutomu Yamori is a former officer of KYOCERA (resigned in June 2013) and Mr. Eiichi Toriyama is a former officer of a subsidiary of KYOCERA (resigned in March 2012). (i) First, three (3) directors excluding Mr. Tetsuo Kuba, Mr. Koichi Kano, Mr. Hiroaki Chida, Mr. Kazuo Takenaka, Mr. Tsutomu Yamori and Mr. Eiichi Toriyama had a discussion and unanimously approved the resolution of the Merger, and then (ii) five (5) directors including Mr. Tsutomu Yamori and Mr. Eiichi Toriyama had a discussion once again and unanimously approved the resolution of the Merger, giving consideration to the quorum of directors set forth in Article 369, Paragraph 1 of the Companies Act. In addition, all two (2) auditors of NIEC excluding Mr. Shoichi Aoki, who concurrently serves as an officer of KYOCERA, and Mr. Hisao Hisaki, who is a former officer of KYOCERA (resigned in June 2012), attended all meetings mentioned above, and expressed their opinions that they had no objection to the resolutions approved in the aforementioned manner.

Similarly with the above case, since Mr. Tetsuo Kuba, Mr. Koichi Kano, Mr. Hiroaki Chida and Mr. Kazuo Takenaka have conflicts of interest or possible conflicts of interest concerning the Merger, Mr. Tetsuo Kuba and Mr. Koichi Kano did not attend the Board Meeting, and Mr. Hiroaki Chida and Mr. Kazuo Takenaka did not participate in the discussion and resolution concerning the Merger at the Board Meeting. Nor did these four directors participate in the discussion and negotiation concerning the Merger with KYOCERA on NIEC’s side. From the same viewpoint, of the statutory auditors of NIEC, Mr. Shoichi Aoki did not attend the Board Meeting, and Mr. Hisao Hisaki did not participate in the discussion at the Board Meeting concerning the Merger and they refrained from expressing any opinion when making resolutions at any of the abovementioned board meetings. These two statutory auditors also did not participate in the discussion and negotiation concerning the Merger on NIEC’s side.

(iii) Advise from an independent law firm

NIEC receives legal advice from Mori Hamada Matsumoto, which is NIEC’s legal advisor, concerning the method of making the resolution at NIEC’s board meeting, establishment and operation of the Third-party Committee and other measures to avoid conflict of interest, as described in (i) and (ii) above.

4. Overview of the parties to the Merger

		Surviving Company		Merged Company
(1)	Trade name	KYOCERA Corporation		Nihon Inter Electronics Corporation

(2)	Location	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto		1204 Soya, Hadano City, Kanagawa Prefecture

(3)	Name and title of representative	Goro Yamaguchi, President and Representative Director		Tae Ho Kim, Chief Executive Officer

(4)	Business description	Fine ceramic components business Semiconductor components business Applied fine ceramic products business Electronic devices business Telecommunications equipment business, etc.		Development, manufacturing and sale of power semiconductors and purchase and sale of electronic components of other brand

(5)	Capital	JPY 115,703 million		JPY 2,250 million

(6)	Date of incorporation	April 1, 1959		August 21, 1957

(7)	Number of issued shares	377,618,580 shares		88,184,350 shares

(8)	End of financial year	March 31		March 31

(9)	Number of employees (as of March 31, 2016)	69,229 (consolidated)		524 (consolidated)

(10)	Major customers	Domestic and overseas companies		Domestic and overseas companies

(11)	Main banks	Bank of Kyoto, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.		The Bank of Yokohama, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and shareholding ratio (as of March 31, 2016)	The Master Trust Bank of Japan, Ltd. (Trust account)	9.62%	KYOCERA Corporation	70.08%
		Japan Trustee Services Bank, Ltd. (Trust account)	6.41%	Kyosan Electric Manufacturing Co., Ltd.	7.19%
		State Street Bank & Trust Company	5.01%	Shareholding Association of NIEC Affiliates	1.07%
		Bank of Kyoto, Ltd.	3.82%	Sumitomo Mitsui Banking Corporation	0.46%
		Kazuo Inamori	2.96%	Norio Baba	0.37%

(13)	Relationship between the parties

	Capital relationship	KYOCERA is a parent company of NIEC and holds 61,574,224 shares as of May 16, 2016, representing 69.82% of the total issued shares of NIEC (88,184,350 shares).

	Personnel relationship	One (1) director and one (1) employee of KYOCERA serve as directors of NIEC, and one (1) director of KYOCERA serves as statutory auditor of NIEC. Also, NIEC has accepted one (1) employee of KYOCERA for secondment.

	Business relationship	The transactions between NIEC and KYOCERA include purchase of products from KYOCERA Group by NIEC Group.

	Related party or not	KYOCERA is a parent company of NIEC and KYOCERA and NIEC are related parties of each other.

(14) Operational results and financial conditions for the past 3 years
Fiscal year ended	KYOCERA (consolidated)			NIEC (consolidated)
	March 2014	March 2015	March 2016	March 2014	March 2015	March 2016
Net asset	1,987,226	2,303,623	2,373,762	5,284	6,382	6,122
Total asset	2,636,704	3,021,184	3,095,049	17,907	17,175	14,747
Net asset per share (JPY)	5,206.48 (Note 1)	6,038.57 (Note 1)	6,226.58 (Note 1)	2.73	23.26	68.17
Turnover	1,447,369	1,526,536	1,479,627	21,581	22,645	20,020
Operating income	120,582	93,428	92,656	968	1,090	146
Ordinary income	146,268 (Note 2)	121,862 (Note 2)	145,583 (Note 2)	792	1,074	2
Current net income	88,756 (Note 3)	115,875 (Note 3)	109,047 (Note 3)	724	466	Δ17
Current net income per share (JPY)	241.93 (Note 3)	315.85 (Note 3)	297.24 (Note 3)	11.34	6.26	Δ0.23
Dividend per share (JPY)	120.00	100.00	100.00	0.00	3.00	0.00

(Note 1)	KYOCERA prepares its consolidated financial statements in accordance with the generally-accepted corporate accounting standards in the United States (“US GAAP”). Therefore, this figure shows “shareholders’ equity per share.”
(Note 2)	This figure shows “current net profit before tax” calculated in accordance with US GAAP.
(Note 3)	This figure shows “current net profit attributable to shareholders” and “current net profit per share attributable to shareholders” calculated in accordance with US GAAP.
(Note 4)	The amounts are shown in JPY million unless otherwise specified.

5. Situation after the Merger

Surviving company after the absorption-type merger
(1)	Trade name	KYOCERA Corporation
(2)	Location	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan
(3)	Name and title of representative	Goro Yamaguchi, President and Representative Director
(4)	Business description	Fine ceramic components business, semiconductor components business, applied fine ceramic products business, electronic devices business, telecommunications equipment business, etc.
(5)	Capital	JPY 115,703 million
(6)	End of financial year	March 31
(7)	Net asset	Not fixed at the moment.
(8)	Total asset	Not fixed at the moment

6. Outline of the accounting procedures

The Merger is expected to be a transaction under common control under the Accounting Standard for Business Combinations.

7. Future outlook

The impact of the Merger on KYOCERA’s consolidated results will be minor. If any matters that should be made public arise in the future, such matters will be disclosed promptly.

8. Matters relating to transaction with controlling shareholder

(1) Whether the transaction is a transaction with controlling shareholders and compliance with guidelines concerning measures to protect minority shareholders

The Merger is a transaction with controlling shareholders for NIEC as it is a merger of KYOCERA, which is a parent company, and NIEC, which is a subsidiary.

NIEC’s compliance with the “Guidelines concerning measures to protect minority shareholders in the transaction with controlling shareholders” as described in the Corporate Governance Report disclosed on November 27, 2015 in the case of the Merger is as follows:

“In the transactions with our parent company, which is the controlling shareholder, we have a policy to make determinations similarly with the terms and conditions for general transactions and in light of market prices. If we engage in any transaction of high importance, we perform appropriate supervision on it by reporting to the board of directors or asking them for an approval.”

As described in 3. (5) “Measures to secure fairness” and (6) “Measures to avoid conflict of interest,” NIEC will determine the consideration of the Merger and complete the Merger after securing the fairness and taking measures to avoid conflicts of interest. Accordingly, NIEC believes that the Merger complies with NIEC’s “Guidelines concerning measures to protect minority shareholders in the transaction with controlling shareholders” mentioned above.

(2) Matters relating to the measures to secure fairness and to avoid conflicts of interest

As described in (1) “Whether the transaction is a transaction with controlling shareholders and compliance with guidelines concerning measures to protect minority shareholders,” NIEC determined that it is necessary to take measures to secure fairness and to avoid conflict of interest as the Merger is a transaction with controlling shareholders for NIEC and NIEC’s board of directors discussed and considered the Merger carefully. Furthermore, NIEC makes determinations after securing the fairness and avoiding conflict of interest by taking the measures described in 3. (5) “Measures to secure fairness” and (6) “Measures to avoid conflict of interest.”

(3) Outline of opinion stating that the relevant transaction is not disadvantageous for minority shareholders, which is obtained from a person having no interest with the controlling shareholder

As described in 3. (6) “Measures to avoid conflict of interest,” NIEC established the Third-party Committee in order to avoid the Merger from taking place under unfavorable conditions for NIEC’s minority shareholders. In giving consideration on the Merger, NIEC obtained an opinion from the Third-party Committee (i) whether the purpose of the Merger is reasonable, (ii) whether the fairness of merger ratio and other terms and conditions used in the Merger is secured, (iii) whether the attention is paid to the interests of NIEC’s shareholders in the Merger through fair procedures, and (iv) whether the Merger is disadvantageous to NIEC’s minority shareholders in light of (i) through (iii) above.

As a result, NIEC has obtained a written report from the Third-party Committee stating that: With respect to (i) above, the purpose of the Merger is reasonable because, in response to sharp deterioration of the business environment surrounding NIEC, it is determined essential to utilize proactively KYOCERA’s management platform, such as funds, personnel and technology, in order to resolve urgent management issues NIEC’s businesses are facing, and the Merger with KYOCERA at an early stage is considered as the best solution since NIEC will be able to utilize KYOCERA’s abundant management resources in a more proactive manner and in a shorter time by merging into KYOCERA, rather than remaining as a consolidated subsidiary, and thus the Merger will improve NIEC’s business value; with respect to (ii) above, the fairness of the merger ratio and other terms and conditions applied to the Merger is secured because nothing unreasonable was found in the calculations used in the written report on the merger ratio provided from KPMG FAS, a third party valuation agent, to NIEC, the merger ratio obtained as a result of repeated and sincere negotiations between NIEC and KYOCERA, which were conducted after eliminating any possibility of conflicts of interest, was within the scope of the aforementioned valuation report and, furthermore, it is not considered as an unreasonable level in light of the purpose of the Merger from the viewpoint of premium analysis, and the terms and conditions of the Merger other than the merger ratio are consistent with the purpose of the Merger and there were no points that should be pointed out particularly; with respect to (iii) above, NIEC is considered to have performed fair procedures by paying full attention to the interests of its minority shareholders because the independency of the Third-party Committee is secured, NIEC received advice from the legal perspective from an independent legal advisors concerning various procedures and documents relating to the Merger, whenever necessary, and NIEC made its best efforts to take measures to avoid conflicts of interest in the composition of members who give consideration to the Merger and the participants to the resolution in the meeting of the board of directors; and with respect to (iv) above, the resolution of NIEC’s board of directors to approve the Merger is not considered disadvantageous to the minority shareholders of NIEC in light of (i) through (iii) above.

END

(Reference) Forecasted consolidated results for the current year and consolidated results of the previous year

KYOCERA (Forecast of the consolidated results for the current year announced on April 27, 2016)				(in JPY million	)
	Consolidated turnover	Consolidated operating income	Consolidated current net income for the year before tax	Current net income for the year attributable to shareholders
Forecasted result for the current year (Year ending in March 2017)	1,520,000	110,000	130,000	85,000
Result for the previous year (Year ending in March 2016)	1,479,627	92,656	145,583	109,047
NIEC (Forecast of the consolidated results for the current year announced on April 28, 2016)				(in JPY million	)
	Consolidated turnover	Consolidated operating income	Consolidated ordinary income	Consolidated current net income
Forecasted result for the current year (Year ending in March 2017)	21,000	250	200	140
Result for the previous year (Year ending in March 2016)	20,020	146	2	Δ17